EXHIBIT 12.1
BIOMED REALTY TRUST, INC.
STATEMENT OF COMPUTATION OF RATIOS

	Year Ended December 31,
	2009	2008	2007	2006	2005
Calculation of Earnings:
Add:
Income from continuing operations before minority interests and income/loss from unconsolidated joint ventures	$62,580	$66,974	$74,231	$35,018	$17,877
Amortization of interest capitalized	3,009	1,307	59	43	20
Distributions from unconsolidated joint ventures	586	687	357	130	106
Fixed charges (see below)	77,403	80,854	84,353	48,286	23,934

Subtract:
Interest capitalized	(12,405)	(41,242)	(56,699)	(7,614)	(708)

Total earnings before fixed charges	131,173	108,580	102,301	75,863	41,229

Fixed charges:
Interest expensed	64,998	39,612	27,654	40,672	23,226
Interest capitalized	12,405	41,242	56,699	7,614	708

Total fixed charges	77,403	80,854	84,353	48,286	23,934

Ratio of earnings to fixed charges	1.7	1.3	1.2	1.6	1.7

Ratio of earnings to combined fixed charges and preferred stock dividends	1.4	1.1	1.0	1.6	1.7

Preferred stock dividends	$16,963	$16,963	$16,868	$—	$—